UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
SECURE COMPUTING CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
Series A Convertible Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
813705100
(CUSIP Number)

Mark D. Cochran	Jeffrey D. Saper
Executive Vice President and	Wilson Sonsini Goodrich & Rosati,
General Counsel and Corporate Secretary	Professional Corporation
McAfee, Inc.	650 Page Mill Road
3965 Freedom Circle	Palo Alto, California 94304
Santa Clara, California 95054	(650) 493-9300
(408) 988-3832
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 21, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: McAfee, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,090,549 shares of common stock[1] and 700,000 shares of Series A Convertible Preferred Stock[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,090,549 shares of common stock[1] and 700,000 shares of Series A Convertible Preferred Stock[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

(See Item 6)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.9% of common stock[3,4] and 100% of Series A Convertible Preferred Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
1  Represents the aggregate number of outstanding shares of the issuer’s Common Stock beneficially owned by Daniel Ryan, Timothy Steinkopf, Michael Gallagher, Atri Chatterjee, Glenn Cross, Steve Kozachok, John McNulty, Robert Frankenberg, Stephen Puricelli, Alexander Zakupowsky, Jr. and Richard Scott, each of whom entered into a Voting Agreement dated as of September 21, 2008 (each, a “Voting Agreement”) with McAfee, Inc. (“McAfee”) obligating the holder to vote such shares, among other things, in favor of the proposed acquisition of the issuer by McAfee pursuant to the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such persons granted certain representatives of McAfee a proxy (each, a “Proxy) granting such McAfee representatives the right to vote on each such person’s behalf in favor of such matters. For more information regarding the Secure Computing Corporation, a Delaware corporation (“Secure Computing”), securities holdings of the persons named above, please see Schedule B (attached hereto). McAfee expressly disclaims beneficial ownership of any of the shares of the issuer’s stock subject to the Voting Agreements and the Proxies.
Also represents warrants to purchase 1,000,000 shares of the issuer’s Common Stock held by Warburg Pincus Private Equity IX, L.P. and Cary Davis, each of whom entered into a Voting Agreement dated as of September 21, 2008 (the “WP Voting Agreement”) with McAfee obligating such holder to vote beneficially owned shares of Secure Computing, among other things, in favor of the proposed acquisition of the issuer by McAfee pursuant to the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such persons granted certain representatives of McAfee a proxy (the “WP Proxy”) granting such McAfee representatives the right to vote on each such person’s behalf in favor of such matters. For more information regarding the Secure Computing securities holdings of persons named above, please see Schedule B (attached hereto). McAfee expressly disclaims beneficial ownership of any of the shares of the issuer’s stock subject to the WP Voting Agreement and the WP Proxy.
2   Represents the aggregate number of outstanding shares of the issuer’s Series A Convertible Preferred Stock held by Warburg Pincus Private Equity IX, L.P. and Cary Davis, each of whom entered into the WP Voting Agreement with McAfee obligating such holder to vote such shares, among other things, in favor of the proposed acquisition of the issuer by McAfee pursuant to the Merger Agreement (as defined in Item 3) and related matters, and with respect to which such persons granted (the WP Proxy). For more information regarding the Secure securities holdings of persons named above, please see Schedule B (attached hereto).
3   The issuer’s Common Stock and Series A Convertible Preferred Stock vote together as a single class, with the Series A Convertible Preferred Stock voting on an as-converted to Common Stock basis. As of September 21, 2008, the Series A Convertible Preferred Stock represented the right to vote 6,282,173 shares of Common Stock. Collectively, the shares of Common Stock and Series A Convertible Preferred Stock beneficially owned by the parties to the voting agreements represents the right to vote 15,373,722 shares of Common Stock.
4   Based on 70,495,273 shares of the issuer’s common stock outstanding as of September 21, 2008.

Item 1. Security and Issuer.
The class of equity securities to which this statement relates is the Common Stock, par value $0.01 per share and Series A Convertible Preferred Stock, par value $0.01 per share of Secure Computing Corporation, a Delaware corporation (“Secure Computing”). The principal executive offices of Secure Computing are located at 55 Almaden Boulevard, San Jose, California 95113.
Item 2. Identity and Background.
(a) The name of the corporation filing this statement is McAfee, Inc., a Delaware corporation, hereinafter sometimes referred to herein as “McAfee.”
(b) The address of McAfee’s principal office is 3965 Freedom Circle, Santa Clara, California 95054.
(c) McAfee is a leading dedicated security technology company that secures systems and networks from known and unknown threats around the world by empowering home users, businesses, government agencies, service providers and our partners with the ability to block attacks, prevent disruptions, and continuously track and improve their security.
(d) Neither McAfee nor, to McAfee’s knowledge, any person named on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e) Except pursuant to SEC v. McAfee, Inc., slip op., Case No. C06-0009 (PJH) (N.D. Cal. Feb. 9, 2006), during the last five years neither McAfee nor, to McAfee’s knowledge, any person named on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) To McAfee’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States. Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of McAfee as of the date hereof.
Item 3. Source and Amount of Funds or Other Consideration.
Secure Computing entered into an Agreement and Plan of Merger, dated as of September 21, 2008, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with McAfee and Seabiscuit Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of McAfee (“Merger Sub”), that provides for the acquisition of Secure Computing by McAfee by means of a merger of Merger Sub with and into Secure Computing (the “Merger”), with Secure Computing as the surviving corporation. As a result of the Merger, Secure Computing would become a wholly owned subsidiary of McAfee. As an inducement for McAfee to enter into the Merger Agreement and in consideration thereof, the executive officers and directors, and a significant stockholder, of Secure Computing identified on Schedule B (collectively, the “Securityholders”), each entered into separate Voting Agreements with McAfee, dated as of September 21, 2008, the forms of which are attached hereto as Exhibit 2 and Exhibit 3, and more fully described in Item 4, whereby, subject to the terms of each such voting agreement, the Securityholders that are parties thereto agreed, among other things, that, at every meeting of Secure Computing’s stockholders called, such stockholder shall vote the shares then held by it, among other things, in favor of the adoption of the Merger Agreement and against the approval of any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement. Each of these Securityholders also granted certain representatives of McAfee an irrevocable proxy granting such McAfee representatives the right to vote such shares in favor of such matters (the voting agreements and proxies, together are referred to herein as, the “Voting Agreements”). McAfee did not pay additional consideration to the Securityholders in exchange for the Voting Agreements.
References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this

Schedule 13D and the Voting Agreements included as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.
Item 4. Purpose of Transaction.
(a) — (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of Secure Computing by McAfee pursuant to the terms of the Merger Agreement. To induce McAfee to enter into the Merger Agreement, each of the Securityholders party thereto entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.
Subject to the terms and conditions of the Merger Agreement, at the effective time and as a result of the Merger:
•	Each share of Secure Computing’s Common Stock (less any applicable withholding) issued and outstanding immediately prior to the effective time of the merger, will be converted into the right to receive a cash amount of $5.75, without interest (the “Common Stock Merger Consideration”);

•	Each share of Secure Computing’s Series A Convertible Preferred Stock (less any applicable withholding) issued and outstanding immediately prior to the effective time of the Merger, will be converted into the right to receive a cash amount of $100.00, plus (i) an amount of interest on such amount accreting daily at the annual rate of five percent (5.0%), compounded semi-annually, computed on the basis of a three-hundred-sixty (360) day year of twelve (12) thirty (30) day months from January 12, 2006 to the date the Merger closes as well as an amount equal to any accrued but unpaid dividends on a share of Series A Convertible Preferred Stock as of the date the Merger closes (the “Series A Liquidation Amount”), plus (ii) an amount equal to 5% of the Series A Liquidation Amount, without interest;

•	Each of Secure Computing’s vested or unvested options to purchase shares of Secure Computing Common Stock (each a “Secure Computing Option”) outstanding at the effective time of the Merger will be cancelled automatically, and at the effective time of the Merger, converted into the right to receive a lump sum cash payment (less any applicable withholding) equal to the product obtained by multiplying (x) the total number of shares of Secure Computing Common Stock subject to such Secure Computing Option immediately prior to the effective time of the Merger by (y) the excess, if any, of the Common Stock Merger Consideration over the exercise price per share of Secure Computing Common Stock subject to such Secure Computing Option; and

•	Each of Secure Computing’s unvested restricted stock units and restricted shares outstanding at the effective time of the Merger (after taking into account waivers of acceleration of vesting by certain of Secure Computing’s executive officers) will be assumed by McAfee, and, at the effective time of the Merger, converted into the right to receive McAfee restricted stock units or restricted shares, as the case may be, based on an exchange ratio specified in the Merger Agreement.
By executing the Voting Agreements, the Securityholders party thereto have (i) agreed to vote all of the shares of Secure Computing’s Common Stock currently beneficially owned by them or acquired prior to the expiration of the relevant Voting Agreement, including by means of exercise of stock options, in favor of the Merger, adoption of the Merger Agreement and any other matter that is reasonably necessary to facilitate the merger, and against any Alternative Transaction Proposal (as defined in Article 1 of the Merger Agreement) and any other matter that might reasonably be expected to prevent, delay, postpone or frustrate the purposes of the merger, and (ii) granted irrevocable proxies to certain representatives of McAfee granting such McAfee representatives the right to vote such shares as specified in clause (i). The Securityholders have entered into the Voting Agreements only in their capacities as Securityholders of Secure Company and may vote such shares on all other matters submitted to the Secure Computing’s stockholders for their approval. The Voting Agreements terminate upon the earlier to occur of (i) termination of the Merger Agreement, and (ii) the effectiveness of the Merger, except in the case of the WP Voting Agreement which terminates upon the earliest to occur of (A) termination of the Merger Agreement; (B) the effectiveness of the Merger; and (C) such date and time of any amendment, modification, change or waiver to the Merger Agreement executed after the date of the WP Voting Agreement that either results in (X) a change in the Base Amount, the Liquidation Amount or the Preferred Stock Merger Consideration or the definitions thereof in the

Merger Agreement as they exist in the Merger Agreement as of the date of the WP Voting Agreement or WP receiving an amount at the effective time of the merger that is less than the Liquidation Value (as defined in the Certificate of Designation of Series A Preferred Stock), as determined in accordance with the terms of such Certificate of Designation or (Y) any change in the form of consideration payable pursuant to the Merger Agreement as in effect on the date of the WP Voting Agreement that results in the holders of Secured Computing’s Common Stock or Series A Preferred Stock receiving non-cash consideration, in each case, that is not consented to in writing by WP in its sole discretion prior to such amendment, modification, change or waiver to the Merger Agreement.
(c) Not applicable.
(d) It is anticipated that upon consummation of the Merger, the officers and directors of Merger Sub shall become the officers and directors of Secure Computing (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.
(e) Other than as a result of the Merger described in Item 3 and above in this Item 4, not applicable.
(f) Not applicable.
(g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Secure Computing shall be amended and restated in their entirety in accordance with the terms of Section 2.4 of the Merger Agreement.
(h) — (i) If the Merger is consummated as planned, Secure Computing Common Stock will cease to be quoted on the Nasdaq Stock Market, Inc.’s Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.
(j) Not applicable.
Item 5. Interest in Securities of the Issuer.
(a) As a result of the Voting Agreements, McAfee may be deemed to be the beneficial owner of 9,090,549 shares of Secure Computing’s Common Stock and 700,000 shares of Secured Computing’s Series A Convertible Preferred Stock. This number of shares represents approximately 12.9% of the issued and outstanding shares of Secure Computing’s Common Stock and 100% of the issued and outstanding shares of Secure Computing’s Series A Convertible Preferred Stock based on the number of shares outstanding as of September 21, 2008.1 McAfee disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by McAfee as to the beneficial ownership of such shares. To McAfee’s knowledge, no shares of Secure Computing’s Common Stock or Secure Computing’s Series A Convertible Preferred Stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.
(b) McAfee may be deemed to have shared voting power of the 9,090,549 shares of Secure Computing’s Common Stock and 700,000 shares of Secure Computing’s Series A Convertible Preferred Stock held by the Securityholders due to McAfee’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies granted thereunder). However, McAfee does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Secure Computing stockholder with respect to such shares. Information required by Item 2 (a)-(c) with respect to each Securityholder is set forth on Schedule B. To McAfee’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body

[1]	The issuer’s Common Stock and Series A Convertible Preferred Stock vote together as a single class, with the Series A Convertible Preferred Stock voting on an as-converted to Common Stock basis. As of September 21, 2008, the Series A Convertible Preferred Stock represented the right to vote 6,270,728 shares of Common Stock. Collectively, the shares of Common Stock and Series A Convertible Preferred Stock held by the parties to the voting agreements represents the right to vote 15,372,722 shares of Common Stock.

of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To McAfee’s knowledge, each of the individuals identified on Schedule B is a citizen of the United States.
(c) To McAfee’s knowledge, no transactions in Secure Computing’s Common Stock or Series A Convertible Preferred Stock have been effected during the past sixty days by any person named pursuant to Item 2.
(d) To McAfee’s knowledge, no person other than the Securityholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of Secure Computing’s Common Stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options, or vesting of restricted stock units or shares of unvested Common Stock. The number of shares that McAfee may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon the exercise of stock options or warrants or vesting of restricted stock units or shares of unvested Common Stock held by the parties to the Voting Agreements, and McAfee disclaims beneficial ownership of all such shares.
Item 7. Material to be Filed as Exhibits.
The following documents are incorporated by reference as exhibits:

Exhibit
No.	Title
1	Agreement and Plan of Merger dated as of September 21, 2008 by and among McAfee, Inc., Seabiscuit Acquisition Corporation and Secure Computing Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 0000950134-08-016953) filed by McAfee, Inc. on September 22, 2008).

2	Form of Voting Agreement, dated September 21, 2008, by and between McAfee, Inc. and certain securityholders of Secure Computing Corporation

3	Voting Agreement, dated September 21, 2008, by and between McAfee, Inc., Cary Davis and Warburg Pincus Private Equity IX, L.P.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2008	MCAFEE, INC.

	By:	/s/ Mark D. Cochran
Mark D. Cochran
Executive Vice President and General Counsel

Schedule A
Directors and Executive Officers of McAfee, Inc.
The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of McAfee, Inc.. The business address of each person is c/o McAfee, Inc. 3965 Freedom Circle Santa Clara, California 95054
Board of Directors

Name	Principal Occupation
Thomas E. Darcy	Executive vice president, chief financial officer and director, Tocagen Inc.

Denis J. O’Leary	Private Investor and Consultant; Director, Fiserv, Inc.

Robert W. Pangia	Partner, Ivy Capital Partners, LLC; Director, Biogen Idec Inc.

Carl Bass	President, chief executive officer and director, Autodesk, Inc.

Jeffrey A. Miller	President and chief executive officer, JAMM Ventures Inc.; Director, Data Domain, Inc.

Anthony Zingale	Director, Coverity, Inc. and Jive Software, Inc.

Leslie G. Denend	Director, Verifone, Inc. and USAA

David G. DeWalt	Chief executive officer and president, McAfee, Inc.; Director, Polycom, Inc.

Charles J. Robel	Director, Autodesk, Inc., DemandTec, Inc. and Informatica Corporation
Executive Officers

Name	Title
David G. DeWalt	Chief executive officer and president

Albert A. “Rocky” Pimentel	Chief financial officer and chief operating officer

Christopher S. Bolin	Executive vice president and chief technology officer

Mark D. Cochran	Executive vice president, general counsel and corporate secretary

Michael P. DeCesare	Executive vice president, worldwide sales operations

Keith S. Krzeminski	Chief accounting officer and senior vice president, finance

Schedule B
Parties to Voting Agreements with McAfee, Inc.
     The following table sets forth the name and principal occupation or employment, if applicable, of each securityholder of Secure Computing that has entered into a Voting Agreement with McAfee in connection with the Merger Agreement.
Board of Directors

Name	Principal Occupation
Dan Ryan	President and Chief Executive Officer of Secure Computing
John McNulty	Former President and Chief Executive Officer
Robert J. Frankenberg	President, Net Ventures
Stephen M. Puricelli	Private investor
Alexander Zakupowsky, Jr.	Attorney at Law — Winston & Strawn LLP
Cary J. Davis	Managing Director — Warburg Pincus LLC
Richard L. Scott	Chairman and Chief Executive Officer — Richard L. Scott Investments, LLC
Executive Officers

Name	Title
Dan Ryan	President and Chief Executive Officer
Timothy Steinkopf	Senior Vice President and Chief Financial Officer
Michael Gallagher	Senior Vice President, Product Development and Support
Atri Chatterjee	Senior Vice President, Marketing
Glenn Cross	Senior Vice President of Sales
Steve Kozachok	Senior Vice President, Secretary and General Counsel
     The following table sets forth the aggregate number of shares of Secure Computing’s Common Stock and shares of Secure Computing’s Series A Convertible Preferred Stock held as of September 21, 2008 by each securityholder of Secure Computing that has entered into a Voting Agreement with McAfee in connection with the Merger Agreement.* Except as otherwise indicated below, the business address of each person set forth on this Schedule B is: c/o Secure Computing Corporation, 55 Almaden Boulevard, San Jose, California 95113.

				Options and
				Warrants to
	Shares of			Purchase
	Series A	Shares of	Shares of	Common	Total
	Preferred Stock	Common Stock	Restricted	Stock	Beneficial
	Directly and	Directly or	Common	Exercisable	Ownership
	Indirectly held as	Indirectly held as	Stock held as	within 60 days	of Shares as
	of September 21,	of September 21,	of September 21,	of September 21,	of September 21,
Name	2008	2008	2008	2008	2008
Warburg Pincus Private Equity IX, L.P.(1)	700,000	—	—	1,064,259	7,343,432

Atri Chatterjee	—	7,127	56,000	342,262	405,389
Glenn Cross	—	—	110,000	—	110,000
Cary J. Davis(2)	—	15,000	8,000	5,000	28,000
Robert J. Frankenberg	—	30,000	8,000	91,000	129,000
Michael Gallagher	—	12,972	77,000	305,797	395,769
Steve Kozachok	—	5,000	65,000	—	70,000
John McNulty	—	283,134	149,562	1,350,873	1,783,569
Stephen Puricelli	—	39,656	8,000	83,500	131,156
Dan Ryan	—	55,237	162,500	—	217,737
Richard L. Scott	—	3,992,431	8,000	46,360	4,046,791
Timothy Steinkopf	—	27,637	86,000	437,909	551,546
Alexander Zakupowsky, Jr.	—	35,000	8,000	114,333	157,333

Total	700,000				15,372,722

(1)	The address of Warburg Pincus Private Equity IX, L.P. is 466 Lexington Avenue, New York, New York 10017.

(2)	Excludes 6,282,173 shares of common stock issuable upon conversion of shares of Series A Preferred Stock held by Warburg Pincus entities, as well as 1,000,000 shares of common stock issuable upon exercise of a warrant held by the Warburg Pincus entities. Mr. Davis, a Director of Secure Computing, is a general partner of Warburg Pincus & Co. (“WP”) and managing director and member of Warburg Pincus LLC (“WP LLC”). The stockholder is Warburg Pincus Private Equity IX, L.P. (“WP IX”), and Warburg Pincus IX, LLC (“WP IX LLC”), an indirect subsidiary of WP, is the sole general partner of WP IX. Warburg Pincus Partners, LLC, (“WP Partners”) is the sole member of WP IX LLC. WP is the Managing Member of WP Partners. WP IX is managed by WP LLC. Mr. Davis disclaims beneficial ownership of all shares held by the Warburg Pincus entities.

*	As noted in Item 6 above, the Voting Agreements also apply to any shares of Secure Computing’s Common Stock acquired by the parties to such agreements after the date of the Voting Agreements, including by means of exercise of stock options and warrants and vesting of restricted stock units and unvested Common Stock.

EXHIBIT INDEX

Exhibit
No.	Title
1	Agreement and Plan of Merger dated as of September 21, 2008 by and among McAfee, Inc., Seabiscuit Acquisition Corporation and Secure Computing Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K (File No. 0000950134-08-016953) filed by McAfee, Inc. on September 22, 2008).

2	Form of Voting Agreement, dated September 21, 2008, by and between McAfee, Inc. and certain securityholders of Secured Computing Corporation

3	Voting Agreement, dated September 21, 2008, by and between McAfee, Inc., Cary Davis and Warburg Pincus Private Equity IX, L.P.